SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

As of March 5, 2004

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
23 Avenue Monterey
2086 Luxemburg
(Address of principal executive offices)
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

As of December 31, 2003 and 2002
and
For the years ended December 31, 2003, 2002 and 2001

Rue Beaumont 13
L – 1219 Luxembourg

Consolidated income statement

		Year ended December 31,
(all amounts in USD thousands)	Notes	2003	2002	2001

Net sales	1	3,179,652	3,219,384	3,174,299
Cost of sales	2	(2,207,827)	(2,169,228)	(2,165,568)
Gross profit		971,825	1,050,156	1,008,731
Selling, general and administrative expenses	3	(566,835)	(567,515)	(502,747)
Other operating income	5 (i)	8,859	18,003	585
Other operating expenses	5 (ii)	(125,659)	(28,767)	(64,937)
Operating profit		288,190	471,877	441,632
Financial expenses, net	6	(29,420)	(20,597)	(25,595)
Income before equity in earnings (losses) of associated companies, income tax and minority interest		258,770	451,280	416,037
Equity in earnings (losses) of associated companies	11	27,585	(6,802)	(41,296)
Income before income tax and minority interest		286,355	444,478	374,741
Income tax	7	(63,918)	(207,771)	(218,838)
Net income before minority interest		222,437	236,707	155,903
Minority interest (1)	26	(12,129)	(42,881)	(20,107)
Net income before other minority interest		210,308	193,826	135,796
Other minority interest (2)	26	-	(99,522)	(54,450)
Net income		210,308	94,304	81,346

Number of shares and earnings per share: see Note 8.

  Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at December 31, 2002, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.
  Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2001 until the date of the 2002 Exchange Offer (see Note 27 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		December 31, 2003		December 31, 2002
(all amounts in USD thousands)	Notes

ASSETS
Non-current assets
Property, plant and equipment, net	9	1,960,314		1,934,237
Intangible assets , net	10	54,037		32,684
Investments in associated companies	11	45,814		14,327
Other investments	12	23,155		159,303
Deferred tax assets	19	130,812		113,864
Receivables	13	59,521	2,273,653	16,902	2,271,317

Current assets
Inventor ies	14	831,879		680,113
Receivables and prepayments	15	165,134		172,683
Trade receivables	16	652,782		653,249
Other investments	17 (i)	138,266		-
Cash and cash equivalents	17 (ii)	247,834	2,035,895	304,536	1,810,581
Total assets			4,309,548		4,081,898

EQUITY AND LIABILITIES
Shareholders' Equity			1,841,280		1,694,054

Minority interest	26		119,984		186,783

Non-current liabilities
Borrowings	18	374,779		322,205
Deferred tax liabilities	19	418,333		500,031
Other liabilities	20 (i)	191,540		123,023
Provisions	21 (ii)	23,333		33,874
Trade payables		11,622	1,019,607	18,650	997,783

Current liabilities
Borrowings	18	458,872		393,690
Current tax liabilities		108,071		161,704
Other liabilities	20(ii)	207,594		53,428
Provisions	22(ii)	39,624		73,953
Customers advances		54,721		37,085
Trade payables		459,795	1,328,677	483,418	1,203,278

Total liabilities			2,348,284		2,201,061
Total equity and liabilities			4,309,548		4,081,898
Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(all amounts in USD thousands)

	Statutory balances according to Luxembourg Law									Total at December 31,
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Retained Earnings	Total	Adjustments to IFRS	Currency translation adjustments	Retained Earnings	2003	2002	2001
Balance at January 1,	1,160,701	116,070	587,493	206,744	-	2,071,008	(436,755)	(34,503)	94,304	1,694,054	875,401	925,358
					-
Effect of adopting IAS 39 (Note S)	-	-	-	-	-	-	-	-	-	-	-	(1,007)
Currency translation differences	-	-	-	-	-	-	-	309	-	309	(34,503)	(10,453)
Change in ownership in Exchange Companies (see Note 27)	-	-	-	-	-	-	-	-	-	-	1,724	(10,558)
Capital Increase and Exchange Transaction (Note 27)	19,587	1,959	21,776	4,813	-	48,135	3,476	-	-	51,611	796,418	-
Dividends paid	-	-	-	(115,002)	-	(115,002)	-	-	-	(115,002)	(39,290)	(109,285)
Net income	-	-	-	-	201,480	201,480	(201,480)	-	210,308	210,308	94,304	81,346

Balance at December 31,	1,180,288	118,029	609,269	96,555	201,480	2,205,621	(634,759)	(34,194)	304,612	1,841,280	1,694,054	875,401

The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 24 (vi)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FLOW STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2003	2002	2001

Cash flows from operating activities
Net income		210,308	94,304	81,346
Depreciation and Amortization	9 & 10	199,799	176,315	161,710
Result of BHP litigation	5(ii) & 24	114,182	18,923	41,061
Tax accruals less payments	30	(138,570)	174,478	149,190
Equity in (earnings) losses of associated companies	11	(27,585)	6,802	41,296
Interest accruals less payments	30	(3,032)	4,780	9,416
Net provisions	21 & 22	(13)	(27,473)	13,508
Result from disposition of investment in associated companies		(1,018)	-	-
Minority interest in net income of subsidiaries	26	12,129	142,403	74,557
Change in working capital (1)	30	(107,156)	(100,842)	50,551
Currency translation adjustment and others		16,592	(28,254)	(78,407)
Net cash provided by operating activities		275,636	461,436	544,228

Cash flows from investing activities
Additions of PP&E, and intangible assets	9 & 10	(162,624)	(147,577)	(222,849)
Proceeds from disposition of PP&E	9	5,965	14,427	39,893
Acquisitions of subsidiaries and associates, net of cash provided by business acquisitions		(65,283)	(15,107)	-
Proceeds from sales of investments in associates	11	1,124	-	2,054
Convertible loan to associated companies		(31,128)	-	-
Acquisitions of minority interest		(299)	-	-
Changes in trust fund		-	(32,349)	(103,438)
Net cash used in investing activities		(252,245)	(180,606)	(284,340)

Cash flows from financing activities
Dividends paid in cash		(115,002)	(39,290)	(66,090)
Dividends paid to Minority interest	26	(14,064)	(41,484)	(46,622)
Change in ownership in Exchange Companies		-	-	(10,558)
Proceeds from borrowings		590,490	425,268	253,071
Repayments of borrowings		(544,606)	(528,870)	(267,822)
Net cash used in financing activities		(83,182)	(184,376)	(138,021)
(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867

Movement in cash and cash equivalents
At beginning of year		304,536	213,814	96,890
Effect of exchange rate changes		3,089	(5,732)	(4,943)
(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867
At December 31,		247,834	304,536	213,814
Non-cash financing activity:
Fair value adjustment of minority interest acquired		(925)	-	-
Common stock issued in acquisition of minority interest		51,611	796,418	-
Dividends paid in kind to majority shareholders (shares of Siderar)		-	-	43,195
Dividends paid in kind to minority shareholders (shares of Siderar)		-	-	17,497
(1) Includes the effect of the fair value of net assets and liabilities acquired in the 2002 Exchange Offer.
The accompanying notes are an integral part of these consolidated financial statements.

Accounting policies

Index to accounting policies

A	Business of the Company and basis of presentation
B	Group accounting
C	Foreign currency translation
D	Property, plant and equipment
E	Impairment
F	Intangible assets
G	Other investments
H	Inventories
I	Trade receivables
J	Cash and cash equivalents
K	Shareholders' equity
L	Borrowings
M	Income taxes-Current and Deferred
N	Employee liabilities
O	Provisions and other liabilities
P	Revenue recognition
Q	Cost of sales and expenses
R	Earnings per share
S	Derivative financial instruments
T	Segment information
U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

A    Business of the Company and basis of presentation

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as discussed in Note 27. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 31.

At December 31, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. For comparative purposes, and because Siderca S.A.I.C. (“Siderca”), Dalmine S.p.A. (“Dalmine”), Tubos de Acero de México S.A. de C.V. (“Tamsa”) and Tenaris Global Services S.A. (“Tenaris Global Services”) were under the common control of Sidertubes S.A. (“Sidertubes”) until October 18, 2002 , their consolidated financial statements have been retroactively combined with those of the Company - until October 18, 2002- and presented as one company (“Tenaris”) in the consolidated financial statements for the years ended December 31, 2002 and 2001. As a result, references to Tenaris’ Consolidated Financial Statements for the years ended December 31, 2002 and 2001 refer to the Consolidated Combined Financial Statements of Tenaris’ predecessors. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at such dates.

In 2001, Dalmine and Tamsa were consolidated, despite the fact that the Company did not own more than 50% of the voting rights. This was due to the control exercised by Tenaris' controlling shareholder, Sidertubes, through the appointment of the majority of the directors and key management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the Standing Interpretations Committee (“SIC”) of the IASB. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. All material intercompany transactions and balances have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

The consolidated financial statements were approved by Tenaris' Board of Directors on March 2, 2004.

B     Group accounting

(1) Subsidiary companies

The consolidated financial statements include the financial statements of Tenaris' subsidiary companies. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that the Company ceases to have control. The purchase method of accounting is used to account for the acquisition of subsidiaries.

All material intercompany transactions and balances between Tenaris' subsidiaries have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

See Note 31 for the list of the consolidated subsidiaries.

(2) Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris' interest in the associated companies.

Tenaris' investments in Consorcio Siderurgia Amazonia Ltd. (“ Amazonia ”) (14.5% since the 2003 Restructuring described in Note 24 (ii) and 14.1% during the years ended December 31, 2002 and 2001) and in Siderar S.A.I.C. (10.71% until November 27, 2001) were accounted for under the equity method.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when an other than temporary decrease in the value of the investments has occurred.

See Note 11 for a list of principal associated companies.

C     Foreign Currency Translation

(1) Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies

International Accounting Standards Board's Standing Interpretation Committee's interpretation number 19 (“SIC- 19” ) states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is domiciled in Luxembourg , Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main subsidiaries in these financial statements is the respective local currency. In the case of Siderca and its argentine subsidiaries, however, the measurement currency is the U.S. dollar, because:

  Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;
  Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;
  Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities; and
  Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders' equity. Income statement information relating to the comparative year was translated using average exchange rates for the year. In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy ( Mexico ) –as defined by IFRS- until December 31, 1998, the financial statements up to that date were restated in constant local currency in accordance with International Accounting Standard (“IAS”) 29.

(2) Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement.

D     Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

Major overhaul and rebuilding expenditures that improve the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the remaining useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Interest costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures and other equipment	4-10 years

Restricted tangible assets in Dalmine with a net book value at December 31, 2003 of USD 5.1 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E     Impairment

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions were recorded, other than the investment in Amazonia (see Note 11).

F     Intangible assets

(1) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris' participation in an acquired companies' net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in cost of sales.

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as measurement currency assets and liabilities of the acquired entity.

(2) Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris' participation in an acquired companies' net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in cost of sales.

(3) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as selling, general and administrative expenses.

(4) Research and development

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2003, 2002 and 2001, were recorded as cost of sales in the income statement as incurred because they did not fulfill the criteria for capitalization. Research and development expenditures for the year ended 2003 totaled USD 6.1 million.

(5) Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G     Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: held-for-trading, held-to-maturity, loans and available-for-sale, depending on the purpose for acquiring the investments. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or loan categories have to be included in the residual “available-for-sale” category. All of Tenaris', which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within off-shore trusts, the objective of which is exclusively to ensure that the financial needs for the normal development of their operations are met. At December 31, 2003 the trustee has allocated USD 49.4 million of such funds to constitute collateral guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, which is the date that Tenaris commits to purchase or sell the investment. These transactions typically settle shortly after the trade date. Costs include transaction costs.

Subsequent to their acquisition, these investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

H     Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management's analysis of their aging.

I     Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client's impossibility to meet its financial commitments to Tenaris, it records a charge to the provision for doubtful accounts. This provision is adjusted periodically in accordance with the aging of overdue accounts.

J     Cash and cash equivalents

Cash and cash equivalents and h ighly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K     Shareholders' equity

(1) Basis of combination

The combined consolidated statement of changes in shareholders´ equity for the years 2001 and 2002 was prepared based on the following:

  Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;
  Changes in ownership in the Exchange Companies –as defined in Note 27- comprises the net increase or decrease in the percentage of ownership that Sidertubes owned in these companies;
  Dividends paid prior to the 2002 Exchange Offer (see Note 27) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes' assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

The balances of the consolidated statement of changes in shareholders' equity at December 31, 2003 and 2002 include:

  The value of share capital, legal reserves, share premium, other distributable reserve and retained earnings in accordance with Luxembourg Law;
  The currency translation adjustments and retained earnings of Tenaris' subsidiaries under IFRS;
  The adjustment of the preceding items to value the balances by application of IFRS at December 31, 2003 and 2002.

(2) Dividends

Dividends are recorded in Tenaris' financial statements in the period in which they are approved by Tenaris' shareholders, or when interim dividends are approved by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 24 (vi).

L     Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M     Income Taxes – Current and Deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which the Tenaris “subsidiaries” operate.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment –originated in both difference in valuation and useful lives considered by accounting standards and tax regulations-, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N     Employee liabilities

(1) Employees' statutory profit sharing

Under Mexican law, Tenaris' Mexican subsidiaries are required to pay an annual benefit to their employees, which is calculated using a basis similar to the one used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2) Employees' severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris' Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD66.4 million at December 31, 2003.

(3) Pension obligations

Certain Argentine Tenaris officers are covered by a defined benefit employee retirement plan designed to provide retirement, termination and other benefits to those officers.

Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Tenaris' other assets. Due to these conditions, the plan is classified as “unfunded” by International Financial Reporting Standards definitions.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. Dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.

(4) Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O     Provisions and other liabilities

Provisions are accrued to reflect estimations of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings.. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris' estimates of the outcomes of these matters and the advice of Tenaris' legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris' future results of operations and financial conditions or liquidity.

P     Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provision of the sales contracts- has occurred, which may include delivery to the customer storage warehouse location at one of the Company's subsidiaries; and collectability is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

  Interest income: on an effective yield basis.
  Dividend income from investments in companies under the cost method: when Tenaris' right to collect is established.

Q     Cost of sales and sales expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

R     Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. See Note 8.

S     Derivative financial instruments

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. Under IAS 39, derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized in the income statement as financial results. The total impact on shareholders' equity on December 31, 2001, as a result of the adoption of IAS 39, was a USD1,007 thousand loss. That impact arises from the remeasurement to fair value of derivatives that do not qualify for hedge accounting.

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial Risk Management” below.

T     Segment information

Business segments provide products or services that are subject to risks and returns that are different from those of other business segment. Allocation to a specific business segment relates to the type of production process, type of product, nature of client and or intensity of infrastructure usage. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of arising in other economic environments.

U     Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America ( US GAAP)

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are reflected in the reconciliation provided in Note 33 and principally relate to the items discussed in the following paragraphs:

(1) Purchase accounting difference affecting the acquisition of Tavsa and Amazonia - Net of accumulated amortization

Tenaris directly or indirectly acquired interests in Tavsa and Amazonia . As part of this investment, Tenaris and its partners developed a business plan which contemplated workforce reductions. As a result of Tenaris' plans to reduce the workforce, the liabilities associated with the reductions were accrued by Tavsa and Amazonia as of the date of the acquisition, which resulted in additional goodwill under IFRS.

Under US GAAP, at the time of acquisition accrual of workforce reduction costs was required when certain conditions were met. (i) A restructuring plan must have been approved by an appropriate level of management; (ii) the benefit arrangement must have been sufficiently communicated to employees so that they could determine their benefits; (iii) the plan must have specifically identified the number of employees, their classification and location; and (iv) it was unlikely that significant changes to the plan would occur. In general, the plan should have been finalized within one year.

(2) Deferred income tax

Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

(3) Equity in investments in associated companies

The significant differences that give rise to US GAAP adjustments on equity in associated companies are related to the provision for restructuring costs net of its tax effect.

(4) Unrecognized prior service costs

Under IFRS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(5) Accounting changes

As discussed in Note S, at the beginning of the fiscal year ended December 31, 2001, the Company adopted IAS 39. The impact of the adoption corresponds to the remeasurement to fair value of derivatives related to non–qualifying hedges and it was accounted for in a separate line in the consolidated statement of changes in shareholders' equity.

Under US GAAP the company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and its corresponding amendments under SFAS N° 137 and 138 on January 1, 2001. The cumulative effect adjustment was recognized in net income.

(6) Consolidation of non-majority-owned subsidiaries

Under IFRS, companies in which the ultimate parent company did not own more than 50% of the voting rights but had the necessary power as to exercise control by other means (such as appointing the majority in the board of directors and key management) are consolidated.

Under US GAAP, only majority-owned subsidiaries (companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) are consolidated. Accordingly, condensed income statement and cash flow are presented in Note 33, without consolidating Dalmine for the year ended December 31, 2001.

(7) Financial assets' changes in fair value

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

As explained in Note G, the company has allocated certain investments in trust funds to the “available-for-sale” category as defined by IAS 39. Under US GAAP, the Companyis carrying these investments at market value with material unrealized gains and losses, if any, included in shareholder's equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Statement of Income.

Specific identification was used to determine cost in computing realized gain or loss. For the purpose of assigning these investments to the categories specified in IAS 39, the Company's considers available potential needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase.

(8) Goodwill

Under IFRS, purchased goodwill is capitalized as an intangible asset, with a rebuttable presumption that its useful life does not exceed 20 years.

An impairment review of goodwill is required wherever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually if estimated useful life exceeds 20 years.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill.

As a result of the adoption of SFAS No. 142 “Goodwill and other intangible assets”, the Company assessed the goodwill for impairment. The steps taken are fully explained in Note 34 (d), and the impairment losses are presented as a cumulative effect of a change in accounting principle in the quantitative reconciliation in Note 34.

Effective January 1, 2002, in accordance with SFAS No. 142, the Company ceased the amortization of goodwill under US GAAP.

(9) Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to an acquisition, including the cost of registering and issuing equity securities, are considered in determining the cost of acquisition.

Under US GAAP, in accordance with SFAS No. 141 “Business combinations”, costs of registering and issuing equity securities shall be recognized as a reduction of the fair value of the securities.

FINANCIAL RISK MANAGEMENT

(1) Financial risk factors

Tenaris' activities expose it to a variety of financial risks, including the effects of changes foreign currency exchange rates and interest rates. Tenaris' subsidiaries use derivative financial instruments to minimize potential adverse effects on Tenaris' financial performance, by hedging certain exposures.

(i) Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain Tenaris' subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. Dollars.

(ii) Interest rate risk

Tenaris' income and operating cash flows are substantially independent from changes in market interest rates. Tenaris' subsidiaries generally borrow at variable rates. Dalmine has entered into interest rate swaps for long-term debt to hedge future interest payments, converting borrowings from floating rates to fixed rates.

(iii) Concentration of credit risk

Tenaris has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Tenaris' sales.

Tenaris' subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses .

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv) Liquidity risk

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market. Tenaris does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair values of derivative instruments are disclosed in Note 23.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the face value less any estimated credit adjustments was considered. For other investments, including, the trust fund, quoted market price was used.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Index to the notes to the consolidated financial statements

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs
5	Other operating items
6	Financial expenses, net
7	Tax charge
8	Earnings and dividends per share
9	Property, plant and equipment, net
10	Intangible assets, net
11	Investments in associated companies
12	Other investments
13	Receivables –non current
14	Inventories
15	Receivables and prepayments
16	Trade receivables
17	Cash and cash equivalents, and Other investments
18	Borrowings
19	Deferred income taxes
20	Other liabilities
21	Non-current provisions
22	Current provisions
23	Derivative financial instruments
24	Contingencies, commitments and restrictions on the distribution of profits
25	Ordinary shares and share premium
26	Minority interest
27	2002 Exchange Offer and other events with impact on minority interest
28	Acquisitions
29	Related party transactions
30	Cash flow disclosures
31	Principal subsidiaries
32	Post balance sheet events
33	Reconciliation of net income and shareholders' equity to US GAAP
34	Other significant US GAAP disclosure requirements

1 Segment information

Primary reporting format - business segments

	Seamless	Welded and other metallic products	Energy	Others	Unallocated	Total
Year ended December 31, 2003

Net sales	2,375,888	350,745	333,207	119,812	-	3,179,652
Cost of sales	(1,523,945)	(274,643)	(316,566)	(92,673)	-	(2,207,827)
Gross profit	851,943	76,102	16,641	27,139	-	971,825

Segment assets	3,296,945	354,662	105,629	224,565	327,747	4,309,548
Segment liabilities	1,542,350	240,166	91,982	55,453	418,333	2,348,284

Capital expenditure	129,396	24,245	5,380	3,603	-	162,624
Depreciation and amortization	180,208	10,896	3,706	4,989	-	199,799

Year ended December 31, 2002

Net sales	2,244,138	580,001	210,415	184,830	-	3,219,384
Cost of sales	(1,421,263)	(379,384)	(198,727)	(169,854)	-	(2,169,228)
Gross profit	822,875	200,617	11,688	14,976	-	1,050,156

Segment assets	3,273,969	354,069	41,155	135,212	277,493	4,081,898
Segment liabilities	1,368,716	212,689	49,909	69,716	500,031	2,201,061

Capital expenditure	108,546	27,053	5,623	6,355	-	147,577
Depreciation and amortization	162,119	7,669	2,768	3,759	-	176,315

Year ended December 31, 2001

Net sales	2,496,479	432,647	113,140	132,033	-	3,174,299
Cost of sales	(1,663,385)	(293,938)	(107,552)	(100,693)	-	(2,165,568)
Gross profit	833,094	138,709	5,588	31,340	-	1,008,731

Segment assets	3,057,316	445,401	45,007	97,715	192,515	3,837,954
Segment liabilities	1,356,849	214,173	39,119	80,908	352,523	2,043,572

Capital expenditure	201,452	16,749	3,391	1,257	-	222,849
Depreciation and amortization	155,145	3,717	1,539	1,309	-	161,710

Tenaris' main business segment is the manufacturing and trading of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD 62,755 in 2003, USD 50,021 in 2002 and USD 37,067 in 2001. Other such transactions include sales of scrap and pipe protectors from Other segments to Seamless units for USD 37,647, USD 22, 269 and USD 34,934 in 2003, 2002 and 2001, respectively.

Secondary reporting format - geographical segments

	Year ended December 31, 2003
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	752,175	958,772	754,262	392,707	321,736	-	3,179,652
Total assets	1,281,202	1,140,761	1,266,773	90,699	202,366	327,747	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	-	652,782
Property, plant and equipment	624,542	557,637	716,952	2,376	58,807	-	1,960,314
Capital expenditure	63,636	47,965	42,988	358	7,677	-	162,624
Depreciation and amortization	103,548	58,196	31,908	16	6,131	-	199,799

	Year ended December 31, 2002
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	956,382	829,744	577,279	511,119	344,860	-	3,219,384
Total assets	1,321,637	874,185	1,238,179	169,810	200,594	277,493	4,081,898
Trade receivables	208,313	145,863	123,572	145,681	29,820	-	653,249
Property, plant and equipment	624,115	471,580	784,104	2,556	51,882	-	1,934,237
Capital expenditure	73,121	39,985	25,628	2,551	6,292	-	147,577
Depreciation and amortization	83,344	48,078	39,913	23	4,957	-	176,315

	Year ended December 31, 2001
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	971,101	680,524	611,655	520,916	390,103	-	3,174,299
Total assets	1,230,766	742,982	1,365,007	97,630	209,054	192,515	3,837,954
Trade receivables	169,006	118,772	104,370	86,965	66,414	-	545,527
Property, plant and equipment	607,458	397,665	911,310	13	54,872	-	1,971,318
Capital expenditure	85,160	44,076	92,336	-	1,277	-	222,849
Depreciation and amortization	76,277	41,046	41,568	1	2,818	-	161,710

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditure are based on the assets' location.

Although Tenaris' business is managed on a worldwide basis, Tenaris' subsidiaries operate in five main geographical areas. The South American segment comprises principally Argentina , Venezuela and Brazil . The European segment comprises principally Italy , France , United Kingdom , Germany and Norway . The North American segment comprises principally Mexico , USA and Canada . The Middle East and Africa segment includes Egypt , United Arab Emirates , Saudi Arabia and Nigeria . The Far East and Oceania segment comprises principally China , Japan , Indonesia and South Korea .

2 Cost of sales

	Year ended December 31,
	2003	2002	2001
Raw materials and consumables used and change in inventories	1,364,224	1,425,878	1,459,967
Services and fees	272,313	227,090	177,513
Labor cost	286,748	235,902	285,203
Depreciation of property, plant and equipment	171,896	154,794	146,306
Amortization of intangible assets	6,763	2,370	2,266
Maintenance expenses	54,335	50,234	43,625
Provisions for contingencies	3,802	4,307	2,021
Allowance for obsolescence	6,011	19,042	6,985
Taxes	4,273	3,160	2,185
Others	37,462	46,451	39,497
	2,207,827	2,169,228	2,165,568

3 Selling, general and administrative expenses

	Year ended December 31,
	2003	2002	2001
Services and fees	129,237	101,566	94,392
Labor cost	134,769	117,975	126,849
Depreciation of property, plant and equipment	8,477	6,164	2,633
Amortization of intangible assets	12,663	12,987	10,505
Commissions, freights and other selling expenses	189,353	261,249	187,370
Provisions for contingencies	2,005	8,122	10,092
Allowances for doubtful accounts	5,704	6,387	5,372
Taxes	45,337	33,335	8,278
Others	39,290	19,730	57,256
	566,835	567,515	502,747

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,

	2003	2002	2001

Wages, salaries and social security costs	410,458	347,096	403,438
Employees’ severance indemnity (Note 20 (i))	9,988	6,453	6,913
Pension benefits - defined benefit plans (Note 20(i))	1,071	328	1,701

	421,517	353,877	412,052

At year-end, the number of employees was 14,391 in 2003, 13,841 in 2002 and 14,127 in 2001.

5 Other operating items

	Year ended December 31,

	2003	2002	2001

(i) Other operating income

Reimbursement from insurance companies and other third parties	1,544	6,814	-
Income from disposition of warehouses	4,075	3,132	-
Income from disposition of investments	1,018	-	-
Net rents	2,222	2,414	585
Gain on government securities	-	5,643

	8,859	18,003	585

(ii) Other operating expenses

Provision for BHP proceedings	114,182	18,923	41,061
Allowance for receivables	1,728	1,334	13,617
Contributions to welfare projects and non-profits organizations	4,362	5,204	1,100
Allowance for legal claims and contingencies	-	-	7,666
Miscellaneous	5,387	3,306	1,493

	125,659	28,767	64,937

6 Financial expenses, net

	Year ended December 31,

	2003	2002	2001

Interest expense	(33,134)	(34,480)	(43,676)
Interest income	16,426	14,201	2,586
Net foreign exchange transaction (losses)/gains and fair value of derivative instruments	(16,165)	11,567	16,900
Financial discount on trade receivables	-	(8,810)	-
Others	3,453	(3,075)	(1,405)

	(29,420)	(20,597)	(25,595)

7 Tax charge

Income tax
	Year ended December 31,

	2003	2002	2001
Current tax	148,240	192,862	148,823
Deferred tax (Note 19)	(63,862)	26,426	(39,867)

	84,378	219,288	108,956
Effect of currency translation on tax base	(20,460)	25,266	109,882

Subtotal	63,918	244,554	218,838
Recovery of Income Tax (a)	-	(36,783)	-

	63,918	207,771	218,838

(a)	In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD36.8 million).

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,

	2003	2002	2001

Income before tax and minority interest	286,355	444,478	374,741

Tax calculated at the tax rate in each country	99,060	184,201	143,408
Non taxable income	(71,816)	(54,780)	(45,415)
Non deductible expenses	43,909	17,310	12,418
Effect of currency translation on tax base (b)	(20,460)	25,266	109,882
Effect of taxable exchange differences	13,367	79,362	-
Utilization of previously unrecognized tax losses	(142)	(6,805)	(1,455)

Tax charge	63,918	244,554	218,838

(b)

Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These gains and losses were required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

8 Earnings and dividends per share

(i)

Under IFRS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares assumes that the 710,747,090 shares issued for the Sidertubes contribution were issued and outstanding as of January 1, 2001.

	Year ended December 31,

	2003	2002	2001
Net income attributable to shareholders	210,308	94,304	81,346
Weighted average number of ordinary shares in issue (thousands)	1,167,230	732,936	710,747
Basic and diluted earnings per share	0.18	0.13	0.11

Dividends paid	(115,002)	-	-
Dividends per share	0.10	-	-

(ii)

As explained in Note A and Note 27 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison the Company has calculated the pro-forma earnings per share for years 2002 and 2001 as if these transactions had taken place on January 1, 2001. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 (see Note 27 (b)) the Company has calculated the pro-forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro-forma earnings per share thus calculated are shown below:

	Year ended December 31,

	2003	2002	2001

	(Unaudited)
Net income attributable to shareholders	210,308	193,826	135,796
Weighted average number of ordinary shares in issue (thousands)	1,180,288	1,160,701	1,160,701
Basic and diluted earnings per share	0.18	0.17	0.12

Dividends paid	(115,002)	-	-
Dividends per share	0.10	-	-

9 Property, plant and equipment, net

Year ended December 31, 2003	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072
Translation differences	(7,736)	64,472	4,595	(1,353)	3,332	63,310
Additions	455	23,107	4,420	106,057	3,426	137,465
Disposals / Consumptions	(1,664)	(27,612)	(3,312)	(135)	(1,882)	(34,605)
Transfers	15,819	139,939	7,454	(160,237)	(2,164)	811
Increase due to business combinations	447	30,303	14	-	-	30,764

Values at the end of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817

Depreciation
Accumulated at the beginning of the year	98,616	3,228,390	82,139	-	5,690	3,414,835
Translation differences	843	9,248	2,474	-	977	13,542
Depreciation charge	7,519	165,403	6,769	-	682	180,373
Disposals / Consumptions	(921)	(24,255)	(2,243)	-	(1,221)	(28,640)
Transfers	6,636	(250)	83	-	(76)	6,393

Accumulated at the end of the year	112,693	3,378,536	89,222	-	6,052	3,586,503

At December 31, 2003	191,236	1,652,989	23,149	86,193	6,747	1,960,314

Year ended December 31, 2002	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	314,029	4,736,620	91,891	150,397	8,937	5,301,874
Translation differences	(29,974)	(67,439)	(2,404)	(16,374)	647	(115,544)
Additions	1,820	42,590	2,918	71,009	6,268	124,605
Disposals / Consumptions	(5,479)	(13,258)	(1,036)	(507)	(6,015)	(26,295)
Transfers	16,212	37,084	7,831	(62,664)	250	(1,287)
Increase due to business combinations (a)	-	65,719	-	-	-	65,719

Values at the end of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072

Depreciation
Accumulated at the beginning of the year	97,154	3,148,055	78,540	-	6,806	3,330,555
Translation differences	(2,689)	(61,180)	(1,371)	-	430	(64,810)
Depreciation charge	5,444	149,430	5,518	-	566	160,958
Disposals / Consumptions	(1,359)	(7,915)	(482)	-	(2,112)	(11,868)
Transfers	66	-	(66)	-	-	-

Accumulated at the end of the year	98,616	3,228,390	82,139	-	5,690	3,414,835

At December 31, 2002	197,992	1,572,926	17,061	141,861	4,397	1,934,237

(a)	Includes USD 65.7 million attributable to the fair value of Property, plant and equipment of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see Note 28).

Property, plant and equipment includes interest capitalized for USD19,159 and USD17,372 for the years ended December 31, 2003 and 2002, respectively. During 2003 and 2002, Tenaris capitalized interest costs of USD1,787 and USD 4,284, respectively.

10 Intangible assets, net

Year ended December 31, 2003	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill	Total

Cost
Values at the beginning of the year	35,348	30,381	132,224	(126,735)	71,218
Translation differences	5,185	4,030	-	(2,944)	6,271
Additions	23,687	1,472	-	-	25,159
Transfers	24,582	(25,393)	-	-	(811)
Increase due to business combinations	-	-	10,680	(1,013)	9,667

Values at the end of the year	88,802	10,490	142,904	(130,692)	111,504

Amortization
Accumulated at the beginning of the year	15,573	16,152	11,997	(5,188)	38,534
Translation differences	2,391	3,509	-	-	5,900
Amortization charge	14,580	4,850	8,885	(8,889)	19,426
Transfers	9,557	(15,950)	-	-	(6,393)

Accumulated at the end of the year	42,101	8,561	20,882	(14,077)	57,467

At December 31, 2003	46,701	1,929	122,022	(116,615)	54,037

Year ended December 31, 2002	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill	Total

Cost
Values at the beginning of the year	20,647	46,673	27,863	(21,414)	73,769
Translation differences	(1,234)	1,864	(1,046)	-	(416)
Additions	14,648	3,026	5,298	-	22,972
Disposals	-	(21,182)	-	-	(21,182)
Transfers	1,287	-	-	-	1,287
Increase due to business acquisitions (b)	-	-	100,109	(105,321)	(5,212)

Values at the end of the year	35,348	30,381	132,224	(126,735)	71,218

Amortization
Accumulated at the beginning of the year	10,707	11,221	7,598	(3,388)	26,138
Translation differences	(602)	2,036	(2,276)	-	(842)
Amortization charge	5,468	5,014	6,675	(1,800)	15,357
Disposals	-	(2,119)	-	-	(2,119)

Accumulated at the end of the year	15,573	16,152	11,997	(5,188)	38,534

At December 31, 2002	19,775	14,229	120,227	(121,547)	32,684

(a)	Corresponds to the seamless segment
(b)	Includes USD 5.2 million attributable to the fair value of intangible assets of Dalmine, Siderca and Tamsa

11 Investments in associated companies

	Year ended December 31,

	2003	2002

At the beginning of year	14,327	27,983
Translation differences	2,197	(7,174)
Equity in gains (losses) of associated companies	27,585	(6,802)
Acquisitions	1,811	320
Sales	(106)	-

At the end of year	45,814	14,327

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,

		2003	2002	2003	2002
Consorcio Siderurgia
Amazonia Ltd. (a)	Cayman Islands	14.49%	14.11%	23,500	13,229
Ylopa Serviços de Consultadoria Ltda. (b)	Madeira	24.40%	-	19,500	-
Condusid C.A.	Venezuela	20.00%	20.00%	2,708	553
Others				106	545

				45,814	14,327

(a)

The values at December 31, 2003 and 2002 are net of an impairment provision of USD 49.9 million and 13.3 million, respectively, prompted by the effect of negative conditions in the international steel markets, recession in Venezuela, and the revaluation of Venezuelan currency against the US dollar on the operations of its subsidiary Siderúrgica del Orinoco CA (“Sidor”) - See Note 24 (ii)-

(b)	At December 31, 2003 the retained earnings of Ylopa Serviços de Consultadoria Ltda. (“Ylopa”) totalled USD 72.5 million.

12 Other investments

	Year ended December 31,

	2003	2002

Trust funds with specific objective (Note G)	-	135,787
Deposits with insurance companies	9,866	9,791
Investments in companies under the cost method	12,855	13,515
Others	434	210

	23,155	159,303

13 Receivables – non current

	Year ended December 31,

	2003	2002

Government entities	2,239	4,820
Employee advances and loans	3,269	3,050
Tax credits	9,495	8,624
Trade receivables	5,966	8,113
Advances to suppliers	11,535	-
Convertible Loan to Ylopa (Note 24(ii))	33,508	-
Receivables on Off-Take Contract	13,419	12,566
Miscellaneous	1,348	1,123

	80,779	38,296
Allowances for doubtful accounts (Note 21 (i))	(21,258)	(21,394)

	59,521	16,902

14 Inventories

	Year ended December 31,

	2003	2002

Finished goods	360,190	327,328
Goods in process	158,918	111,125
Raw materials	111,988	127,647
Supplies	173,738	128,709
Goods in transit	74,788	36,925

	879,622	731,734
Allowance for obsolescence (Note 22 (i))	(47,743)	(51,621)

	831,879	680,113

15 Receivables and prepayments

	Year ended December 31,

	2003	2002

V.A.T. credits	34,225	43,298
Prepaid taxes	29,141	20,560
Reimbursements and other services receivable	11,782	19,787
Government entities	14,532	11,381
Employee advances and loans	13,660	5,595
Advances to suppliers	19,382	29,876
Other advances	18,472	12,308
Government tax refunds on exports	14,530	16,977
Miscellaneous	15,171	18,898

	170,895	178,680
Allowance for other doubtful accounts ( Note 22 (i))	(5,761)	(5,997)

	165,134	172,683

16 Trade receivables

	Year ended December 31,

	2003	2002

Current accounts	605,119	636,246
Notes receivables	71,666	42,336

	676,785	678,582
Allowance for doubtful accounts (Note 22 (i))	(24,003)	(25,333)

	652,782	653,249

17 Cash and cash equivalents and Other investments

	Year ended December 31,

	2003	2002

(i) Other investments
Trust funds with specific objective (Note G)	138,266	-

(ii) Cash and cash equivalents
Cash and short-term highly liquid investments	247,414	279,878
Time deposits with related parties	420	24,658

	247,834	304,536

18 Borrowings

	Year ended December 31,

	2003	2002

Non-current
Bank borrowings	299,965	260,596
Debentures	65,375	54,187
Finance lease liabilities	9,439	7,422

	374,779	322,205

Current
Bank borrowings	273,607	380,380
Bank overdrafts	9,804	9,649
Debentures and other loans	171,062	-
Finance lease liabilities	5,266	4,176
Costs for issue of debt	(867)	(515)

	458,872	393,690

Total Borrowings	833,651	715,895

The maturity of borrowings is as follows:

At December 31, 2003	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total

Financial lease	5,266	2,289	1,490	1,196	954	3,510	14,705
Other borrowings	453,606	162,904	140,455	28,098	18,079	15,804	818,946

Total borrowings	458,872	165,193	141,945	29,294	19,033	19,314	833,651

In December 2003, Tamsa –a Tenaris’ subsidiary- entered into a three-year syndicated loan agreement in the amount of USD 150 million, to replace an existing facility. The most significant financial covenants under this loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial accounts. In June 2003, Tenaris entered into a four-year mortgage Euro denominated loan of approximately USD 33 million with a pledge on land and buildings of its Italian subsidiary.

Borrowings include loans secured over certain of the properties of the Company for a total of USD 308.9 million. Some of these loans included covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios. At December 31, 2003, Tenaris’ subsidiaries were in compliance with all of their financial covenants.

The weighted average interest rates –which incorporates instruments denominated in various currencies- at the balance sheet date were as follows:

	2003	2002

Bank borrowings	2.94%	3.61%
Debentures and other loans	2.69%	3.99%
Finance lease liabilities	1.94%	3.56%

Breakdown of long-term borrowings by currency and rate is as follows:

Bank borrowings

Currency	Interest rates	December 31,

		2003	2002

USD	Variable	240,928	130,000
USD	Fixed	-	57,782
EUR	Variable	160,399	156,419
JPY	Fixed	45,082	37,882
BRS	Variable	15,783	30,093

		462,192	412,176
Less: Current portion of medium and long-term loans		(162,227)	(151,580)

Total Bank borrowings		299,965	260,596

Debentures

Currency	Interest rates	December 31,

		2003	2002

EURO	Variable	66,156	54,187
Less: Current portion of medium and long-term loans		(781)	-

Total Debentures		65,375	54,187

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor.

Finance lease liabilities

Currency	Interest rates	December 31,

		2003	2002

EUR	Variable	3,777	6,042
JPY	Fixed	10,928	5,556

Less: Current portion of medium and long-term loans		(5,266)	(4,176)

Total finance leases		9,439	7,422

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,

	2003	2002

Property, plant and equipment mortgages	417,126	344,122

19 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,

	2003	2002

At beginning of year	386,167	328,336
Translation differences	(17,157)	(23,340)
Increase due to business combinations	(1,925)	27,534
Income statement charge /(credit)	(63,862)	26,426
Effect of currency translation on tax base	(20,460)	25,266
Deferred employees statutory profit sharing charge	4,758	1,945

At end of year	287,521	386,167

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at December 31, 2003

At beginning of year	283,015	68,790	148,226	500,031
Translation differences	(4,073)	(3,957)	417	(7,613)
Acquisition of minority interest in subsidiaries	2,562	-	-	2,562
Income statement (credit)/charge	(48,713)	(12,196)	(15,738)	(76,647)

At end of year	232,791	52,637	132,905	418,333

(a) Includes the effect of currency translation on tax base explained in Note 7

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (a)	Other	Total

At beginning of year	(74,826)	(22,033)	(6,073)	(10,932)	(113,864)
Translation differences	(7,559)	214	(539)	(1,660)	(9,544)
Increase due to business acquisitions	(1,220)	-	-	-	(1,220)
Acquisition of minority interest in subsidiaries	-	-	-	(3,267)	(3,267)
Income statement charge/(credit)	7,680	(6,488)	(1,675)	(2,434)	(2,917)

At end of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)

(a) The tax loss carryforwards arising from the BHP settlement is included under each voices that originated them.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,

	2003	2002

Deferred tax assets	(130,812)	(113,864)
Deferred tax liabilities	418,333	500,031

	287,521	386,167

The amounts shown in the balance sheet include the following:

	Year ended December 31,

	2003	2002

Deferred tax assets to be recovered after more than 12 months	(20,385)	(23,461)
Deferred tax liabilities to be settled after more than 12 months	300,733	372,729

20 Other liabilities

	Year ended December 31,

(i) Non-current	2003	2002
Employee liabilities
Employees’ statutory profit sharing	51,110	60,962
Employees’ severance indemnity (a)	66,426	50,728
Pension benefits (b)	8,569	11,069

	126,105	122,759

Accounts payable – Settlement BHP (Note 24 (i))	54,691	-

Other liabilities
Taxes payable	8,345	-
Miscellaneous	2,399	264

	10,744	264

	191,540	123,023

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,

	2003	2002

Total included in non-current Employee liabilities	66,426	50,728

The amounts recognized in the income statement are as follows:

	Year ended December 31,

	2003	2002	2001

Current service cost	7,291	4,518	5,142
Interest cost	2,697	1,935	1,771

Total included in Labor costs	9,988	6,453	6,913

The principal actuarial assumptions used were as follows:

	Year ended December 31,

	2003	2002	2001

Discount rate	5%	5%	5%
Rate of compensation increase	4%	4%	2%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,

	2003	2002

Present value of unfunded obligations	12,134	9,522
Unrecognized actuarial gains (losses)	(3,565)	1,547

Liability in the balance sheet	8,569	11,069

The amounts recognized in the income statement are as follows:

	Year ended December 31,

	2003	2002	2001

Current service cost	381	255	611
Interest cost	637	584	1,105
Net actuarial (gains) losses recognized in the year	53	(511)	(15)

Total included in Labor costs	1,071	328	1,701

Movement in the liability recognized in the balance sheet:

	Year ended December 31,

	2003	2002

At the beginning of the year	11,069	13,098
Transfers and new participants of the plan	(103)	215
Total expense	1,071	328
Contributions paid	(3,468)	(2,572)

At the end of year	8,569	11,069

The principal actuarial assumptions used were as follows:

	Year ended December 31,

	2003	2002	2001

Discount rate	7%	7%	10%
Rate of compensation increase	2%	2%	3%

	Year ended December 31,

	2003	2002

(ii) Other liabilities – current
Payroll and social security payable	61,900	51,737
Voluntary redundancy plan	-	751
Accounts payable- BHP Settlement (Note 24 (i))	109,257	-
Loan from Ylopa (Note 24 (ii))	10,590	-
Liabilities with related parties	3,742	-
Miscellaneous	22,105	940

	207,594	53,428

21 Non-current provisions

(i) Deducted from assets

Allowance for doubtful accounts- Receivables

Year ended December 31, 2003
Values at the beginning of the year	(21,394)
Translation differences	(846)
Additional provisions (*)	(3,547)
Used	4,529

At December 31, 2003	(21,258)

Year ended December 31, 2002
Values at the beginning of the year	(32,361)
Translation differences	2,796
Additional provisions (*)	(1,444)
Used	9,615

At December 31, 2002	(21,394)

(*) Includes effect of provisions on off – take credits, which are reflected in the cost of sales.

(ii) Liabilities

Legal claims and contingencies

Year ended December 31, 2003
Values at the beginning of the year	33,874
Translation differences	2,990
Reversals	(5,227)
Additional provisions	4,848
Used	(13,152)

At December 31, 2003	23,333

Year ended December 31, 2002
Values at the beginning of the year	38,080
Translation differences	(5,959)
Reversals	(4,008)
Additional provisions	8,315
Used	(2,554)

At December 31, 2002	33,874

22 Current provisions

(i) Deducted from assets

	Allowance for doubtful accounts- Trade receivables	Allowance for other doubtful accounts- Otherreceivables	Allowance for inventory obsolescence

Year ended December 31, 2003
Values at the beginning of the year	(25,333)	(5,997)	(51,621)
Translation differences	(1,321)	(327)	(1,626)
Reversals	1,568	822	4,966
Additional provisions	(6,850)	(278)	(10,977)
Used	7,933	19	11,515

At December 31, 2003	(24,003)	(5,761)	(47,743)

Year ended December 31, 2002
Values at the beginning of the year	(23,881)	(5,958)	(52,160)
Translation differences	898	1,148	158
Reversals	3,628	2,600	148
Additional provisions	(10,015)	(3,934)	(19,190)
Used	4,037	147	19,423

At December 31, 2002	(25,333)	(5,997)	(51,621)

(ii) Liabilities

	BHP Provision	Cost related to factory damages	Sales risks	Other claims and contingencies	Total

Year ended December 31, 2003
Values at the beginning of the year	44,066	-	4,259	25,628	73,953
Translation differences	6,015	-	715	4,885	11,615
Reversals	-	-	-	(1,276)	(1,276)
Additional provisions	5,995	-	3,087	4,375	13,457
Used (1)	(56,076)	-	(3,996)	(5,713)	(65,785)
Increased due to business combinations	-	-	-	7,660	7,660

At December 31, 2003	-	-	4,065	35,559	39,624

Year ended December 31, 2002
Values at the beginning of the year	40,279	4,513	3,476	30,029	78,297
Translation differences	7,349	257	617	2,547	10,770
Reversals	-	-	-	(1,064)	(1,064)
Additional provisions	18,923	-	1,896	7,290	28,109
Used	(22,485)	(4,770)	(1,730)	(13,174)	(42,159)

At December 31, 2002	44,066	-	4,259	25,628	73,953

(1) In the case of BHP, the provision was reclassified into Other Liabilities (see Note 20) following the settlement agreement discussed in Note 24 (i)

23 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Year ended December 31,

	2003	2002

Contracts with positive fair values:
Interest rate swaps	-	556
Forward foreign exchange contracts	2,947	2,867
Commodities contracts	1,197	639

Contracts with negative fair values:
Interest rate swap contracts	(3,505)	(3,274)
Forward foreign exchange contracts	(2,937)	(777)
Commodities contracts	(1,592)	(3,511)

Derivative financial instruments breakdown are as follows:

Variable interest rate swaps

				Fair Value
Notional amount (in thousands)		Swap	Term	December 31, 2003	December 31, 2002

EURO	122,305	Fixed for Variable	2005	(1,916)	(1,256)
EURO	27,114	Fixed for Variable	2007	(770)	(904)
EURO	1,786	Fixed for Variable	2009	(142)	(101)
EURO	10,005	Fixed for Variable	2010	(819)	(558)

				(3,505)	(2,718)

Exchange rate derivatives

		Fair Value
Currencies	Contract	December 31, 2003	December 31, 2002

USD/EUR	Euro Forward sales	(365)	(605)
USD/EUR	Euro Forward purchases	-	2,283
USD/EUR	Currency options and collars	(1,435)	-
JPY/USD	Japanese Yen Forward purchases	2,661	452
JPY/EUR	Japanese Yen Forward purchases	(83)	-
CAD/USD	Canadian Dollar Forward sales	(1,054)	46
BRL/USD	Brazilian Real Forward sales	6	(172)
ARS/USD	Argentine Peso Forward purchases	280	-
EUR/GBP	Pound Sterling Forward sales	-	86

		10	2,090

Commodities price derivatives

		Fair Value
Currencies	Terms	December 31, 2003	December 31, 2002

Gas call options	2004	(213)	(2,749)
Gas put options	2004-2005	(246)	(151)
Gas cap options	-	-	28
Oil call options	2004	1,066
Oil put options	2004	(1,087)
Oil call options	2004	131	-
Oil put options	2004	(46)	-

		(395)	(2,872)

24 Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP –see (i) below–). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 21 and 22) that would be material to the Tenaris’ consolidated financial position or income statement.

(i) Claim against Dalmine

In June 1998, British Steel plc (“British Steel”) and Dalmine were sued by a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerned the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds (“GBP”) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP’s product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP was determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine’s appeal, closing the dispute on the issue of liability.

In 2003, following the Court’s dismissal, BHP indicated that it would seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP introduced some further claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to increase in applicable tax on litigation proceeds for unspecified amounts. BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages.

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement to put an end to the litigation. According to the terms of the settlement, a total of GBP 108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, Tenaris recorded during 2003 an aggregate loss of USD 114.2 million, before consideration of the tax effect. The unpaid balance arising from the final settlement –and net of the advances described above- will be paid in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively. A Libor + 1% interest rate will apply to the outstanding amounts. On January 9, 2004 the first such installment was paid.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV (“Tenet”) –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized–has commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings are currently in progress and Tenet expects to conclude them in the first half of 2004. No assurances can be given that the arbitration proceedings will, in fact, conclude in the first half of 2004 or that Finctecna will be required to reimburse any amounts paid or payable to BHP.

(ii) Consorcio Siderurgia Amazonia, Ltd.(“Amazonia”)

In January 1998, Amazonia, an international consortium of companies, purchased a 70.0% equity interest in Siderúrgica del Orinoco C.A. (“Sidor”), a Venezuelan integrated steel producer, from the Venezuelan government, which retained the remaining 30%. Tamsider LLC (Tamsider) –a wholly-owned subsidiary of Tenaris’, which at the time was controlled by Tamsa- held an initial 12.5% equity interest in Amazonia and Tamsa held convertible debt for USD 18.0 million.

Sidor, located in Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America.

During 2003 Sidor, Amazonia and their creditors entered into a restructuring agreement (“2003 Restructuring”). In the context of this agreement, Tenaris purchased a 24.4% equity interest in Ylopa, a special-purpose corporation incorporated in Madeira, by means of an aggregate cash contribution of USD 32.9 million (mainly in the form of subordinated convertible debt). After the consummation of the 2003 Sidor Restructuring, Ylopa acquired new debt instruments of Amazonia, convertible at Ylopa’s option at any time after June 20, 2005, into 67.4% of the common stock of Amazonia. In addition, Sidor repurchased part of its own debt, capitalized half of the debt it owed to the Venezuelan government increasing the latter’s stake in Sidor to 40.3% -reducing Amazonia’s beneficial ownership in Sidor to 59.7%- and refinanced the remainder of its debt.

The 2003 Restructuring also entailed the termination of certain agreements entered into in connection with the privatization of Sidor and with a previous restructuring, which released Tenaris from guarantees Tamsider had granted as well as from commitments to further finance Amazonia and Sidor. The 2003 Restructuring and subsequent agreements also set forth a mechanism for Sidor to repay its debt whereby, Sidor’s excess cash, (determined in accordance with a specific formula) is to be applied 30% to repay Sidor’s financial debt, and the remaining 70%, to be split between Ylopa (or Amazonia) and the Venezuelan government according to their equity stakes in Sidor (59.7% and 40.3%, respectively); this provision to be effective only after the first USD11.0 million of Sidor’s excess cash are applied to repay its financial debt.

Tenaris continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include 2-year pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, pledges to the Sidor financial lenders of any future debt of Amazonia and limitations to the constitution of liens over financial assets issued by Amazonia.

As a result of investments made by controlled companies in previous years and the2003 Restructuring, at December 31, 2003, Tenaris held a 24.4% equity interest in Ylopa as well as a USD 31.1 million convertible loan. In addition, Tenaris held a 14.5% equity stake in Amazonia, which may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity. On October 16, 2003, Tenaris received a USD10.6 million non-interest bearing loan from Ylopa, which will be compensated with future dividends.

(iii) Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingent liability of ARP51.9 million (approximately USD17.7 million) at December 31, 2003 in taxes and penalties. On the basis of information from Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two subsidiaries of Tenaris domiciled in Argentina used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains it’s a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulation in force, but excluding any other potential punitive charges. At December 31, 2003 the referred contingent reserve totaled ARP65.9 million (approximately USD22.5 million).

(iv) Other Proceedings

Dalmine is currently subject to two civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 28 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.5 million (USD 10.7 million).

(v) Commitments

The following are the Company's main off-balance sheet commitments:

(a ) Tenaris entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. ("Comsigua") to purchase on a take-or-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at December 31, 2003, amounted to approximately USD13.4 million. This credit, however, is offset by a provision recorded for an equal amount.

In connection with Tenaris' original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD5.0 million outstanding as of December 31, 2003) in support of the USD156 million (USD66.0 million outstanding as of December 31, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD 1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions have improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b) In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1 st , 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1 st 2010. The outstanding value of the contract is approximately EUR555 million (USD700 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas, the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests.

(c) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.5 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(d) On October 24, 2003, Tenaris subsidiaries Siderca and Generadora del Paraná S.A. (“Generadora”), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. These two companies have an annual estimated gas consumption of 800 million cubic meters. Tenaris' share of the outstanding value of the contract resulting from the take-or-pay conditions totals USD 6.2 million.

(vi) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2003 the Company's reserve equaled 10% of its share capital.

Shareholders' equity under Luxembourg law and regulations is comprised of the following categories (amounts in thousands of USD):

Share capital	1,180,288
Legal reserve	118,029
Share premium	609,269
Other distributable reserves	96,555
Retained earnings	201,480

Total shareholders equity under Luxembourg GAAP	2,205,621

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totalled USD298.0 million, as detailed below:

Thousands of USD

Distributable reserve and retained earnings at December 31, 2002 under Luxembourg Law	206,744
Dividends received	207,213
Other income and expenses for the year 2003	(5,733)
Dividends paid	(115,002)
Increase in reserve due to capital increase (see Note 27 (b) )	4,813

Distributable reserve and retained earnings at December 31, 2003 under Luxembourg Law	298,035

25 Ordinary shares and share premium

	Number of Ordinary shares

	2003	2002
At January 1	1,160,700,794	30,107
Net issue of shares (see Note 27 (b))	19,586,870	1,160,670,687

At December 31	1,180,287,664	1,160,700,794

The total of issued and outstanding ordinary shares as of December 31, 2003 is 1,180,287,664 with a par value of USD1 per share with one vote each.

26 Minority interest

	Year ended December 31,

	2003	2002	2001
At beginning of year	186,783	918,981	919,710
Currency translations differences	16,738	(62,816)	(11,167)
Effect of adopting IAS 39	-	-	(408)
Share of net profit of subsidiaries	12,129	142,403	74,557
Acquisition	458	-	17,042
Exchange of shares of Siderca, Dalmine and Tamsa	(44,887)	(768,577)	-
Sales	(37,173)	(2,020)	(22,262)
Dividends paid	(14,064)	(41,188)	(58,491)

At end of year	119,984	186,783	918,981

27 2002 Exchange Offer and other events with impact on minority interest

(a) Inception of Tenaris and 2002 Exchange Offer

Upon its incorporation in December 2001, Tenaris issued 30,107 shares, all of them held by its parent company, Sidertubes. On October 18, 2002, Sidertubes contributed all of its assets to Tenaris in exchange for shares of its common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca (71.17%), Tamsa (6.94%), Dalmine (0.22%), Tenaris Global Services S.A. (“Tenaris Global Services”) (100%),Invertub S.A. (100%). Siderca held an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecánica and an additional 48.00% of Metalcentro. Tenaris issued 710,747,090 shares in exchange for the contribution and 30,010 shares were cancelled.

On November 11, 2002, Tenaris commenced an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the 2002 Exchange Offer”). The 2002 Exchange Offer was concluded successfully on December 13, 2002.

These acquisitions were accounted for under the purchase method. The acquisition cost for the 2002 Exchange Offer was determined on the basis of the opening price of Tenaris shares on its first day on the trading market, December 16, 2002, and the exchange relationship of each of Siderca, Tamsa and Dalmine –(collectively the “Exchange Companies”) proposed in the 2002 Exchange Offer. The acquisition costs of the 2002 Exchange Offer amounted to USD457.3 million for Siderca, USD278.9 million for Tamsa and USD75.1 million for Dalmine and include the cost of the issuance of Tenaris shares. As a result of using the purchase method of accounting for the 2002 Exchange Offer, goodwill of USD100.1 million was determined for the acquisition of the additional interest in Siderca and negative goodwill amounting to USD67.1 million and USD38.2 million was determined for the acquisition of the additional interests in Tamsa and Dalmine, respectively.

(b) Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On August 11, 2003, after obtaining required approvals from the Mexican securities regulator and the Securities Exchange Commission, Tenaris commenced an exchange offer to acquire all remaining shares and ADSs of Tamsa, which amounted to 5.6% of Tamsa's common stock. In order to comply with Mexican regulations, a fiduciary account was set up in Mexico to effect the exchange of shares held in Mexico throughout a six-month period.

On September 15, 2003 Tenaris concluded its exchange offer in the United States for shares and ADSs of Tamsa. In addition, Tamsa's ADR program was terminated. As per the commitment assumed by Tenaris at that time the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stockfor USD 51,611 thousand, comprised of USD 48,135 according to Luxembourg law and USD 3,476 of adjustment to IFRS. The acquisition cost was determined on the bases of the price of Tenaris´ shares on September 12, 2003.

For the 356,392 shares of Tamsa common stock outstanding in the Mexican market, Tenaris and Sidertubes established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris' shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa's common stock were able exchange their shares under the escrow arrangement until February 11, 2004. At December 31, 2003, holders of 152,307 shares of Tamsa had exchanged their holdings for shares of Tenaris. As discussed in Note 32, at the expiration of such arrangement, Tenaris increased its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes.

As of December 31, 2003, Tenaris held, directly or indirectly, 99.9% of the common stock of Tamsa. The acquisitions described above were completed for USD 53.2 million.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine's common stock.

On June 23, 2003 Tenaris launched a cash offer for the remaining minority interest in Dalmine (9.9997% of Dalmine´s ordinary shares) at a price of EUR 0.172 per share. On July 11, 2003, the closing date for the offer, Tenaris announced that it held directly or indirectly, 96.8% of the shares of Dalmine and subsequently announced the delisting of Dalmine from the Italian Mercato Telematico Azionario. At December 31, 2003, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 98.6% of the shares of Dalmine. The acquisitions were completed for USD 23.4 million.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris' proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris' gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated. The acquisition was completed on April 24, 2003 19.1 million.

On April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who held 0.01% of the shares of Siderca, argued that the provisions of Decree 677/01 authorizing Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the consummation of the acquisition was delayed. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs (USD0.2 million). In light of such agreement, the Argentine securities regulator authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff’s shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD 19.1 million.

With respect to the plaintiffs' claim, Tenaris argued its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

On November 5, 2003, the court decided in favor of the plaintiffs on the grounds that the Executive Branch had no authority to pass the provisions of Decree 677/01 providing for squeeze-out rights. Tenaris appealed the decision. However, by then the plaintiffs had sold to a third party their rights to the Siderca shares, which third party offered to sell them to Tenaris at the original exchange offer value plus accrued interest. Tenaris finally purchased such rights for the value offered and, consequently, waived its appeal, thus putting an end to the litigation.

28 Acquisitions

As a result of the transactions explained in Note 27, Tenaris acquired 5.49% of Tamsa, 9.94% of Dalmine and 0.89% of Siderca during 2003 and 43.7% of Tamsa, 41.4% of Dalmine and 27.9% of Siderca during 2002.

On February 19, 2003 Tenaris acquired all of the shares and voting rights of Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160 megawatts, for a total amount of USD 23.1 million, which approximates the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca's operations, which consume approximately 160 megawatts at peak production. The acquisition of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

Additionally, on December 16, 2003 Tenaris acquired all of the shares and voting rights of Sociedad Industrial Puntana S.A. (“Sipsa”), a company whose principal asset is a manufacturing facility located in the province of San Luis, Argentina for USD 2.9 million. Sipsa's plant is near the manufacturing facility of another Tenaris' company, Metalmecánica, dedicated to the production of steel sucker rods. Tenaris intends to reorganize the production of the two companies so that Metalmecánica, which currently procures the narrow steel bars it uses as input for its production process, can integrate vertically Sipsa. The acquisition of Sipsa did not give rise to significant goodwill.

The assets and liabilities arising from acquisitions are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002

Other assets and liabilities, net	2,075	11,135
Property, plant and equipment	30,764	65,719
Goodwill	9,667	(5,212)

Net assets acquired	42,506	71,642
Minority interest	81,711	768,577
Total non-current liabilities	(2,561)	(29,014)

Total liabilities assumed	(2,561)	(29,014)

Purchase consideration	121,656	811,205

Details of net assets acquired and goodwill are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002

Purchase consideration	121,656	811,205
Fair value of minority interest acquired	111,989	816,417

Goodwill (Negative Goodwill)	9,667	(5,212)

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

29 Related party transactions

The Company is controlled by Sidertubes -incorporated in Luxembourg-, which at December 31, 2003 owned 60.3% of Tenaris' shares and voting rights. At that date the remaining 39.7% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

	Year ended December 31,

	2003	2002	2001
(i) Transactions
(a) Sales of goods and services
Sales of goods	57,865	258,083	74,145
Sales of services	11,811	6,934	3,444

	69,676	265,017	77,589
(b) Purchases of goods and services
Purchases of goods	70,984	160,792	46,202
Purchases of services	64,793	103,858	95,216

	135,777	264,650	141,418

(c) Acquisitions of subsidiaries	(304)	-	-

	At December 31,

	2003	2002	2001
(ii) Year-end balances

(a) Arising from sales/purchases of goods/services
Receivables from related parties	42,116	59,490	34,439
Payables to related parties	(37,219)	(92,133)	(43,957)

	4,897	(32,643)	(9,518)

(b) Cash and cash equivalents
Time deposits	420	24,658	67,975

(c) Other balances
Trust fund	118,087	115,787	103,438
Loan to Ylopa	33,508	-	-

	151,595	115,787	103,438

(d) Financial debt
Borrowings and overdrafts	(5,716)	(49,452)	55,331
Borrowings from trust fund	(1,789)	-	-

	(7,505)	(49,452)	55,331

(e) Deposit guarantees and other guarantees
Guarantees received	-	6,000	-

(iii) Officer and director compensation

The aggregate compensation of the directors and executive officers earned during 2003 amounts to USD 4.9 million.

30 Cash flow disclosures

		Year ended December 31,

		2003	2002	2001
(i)	Changes in working capital

	Inventories	(151,766)	55,461	(54,064)
	Receivables and prepayments	10,900	(31,485)	6,272
	Trade receivables	4,142	(124,699)	(34,673)
	Other liabilities	39,585	(27,168)	15,137
	Customer advances	17,636	(32,355)	53,587
	Trade payables	(27,653)	59,404	64,292

		(107,156)	(100,842)	50,551

(ii)	Tax accruals less payments

	Tax accrued	63,918	244,554	218,838
	Taxes paid	(202,488)	(70,076)	(69,648)

		(138,570)	174,478	149,190

(iii)	Interest accruals less payments
	Interest accrued	17,751	34,480	43,676
	Interest paid	(20,783)	(29,700)	(34,260)

		(3,032)	4,780	9,416

31 Principal subsidiaries

The following is a list of Tenaris' subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2003, 2002 and 2001 is disclosed. For the year 2001, the percentages of ownership considered in the preparation of these consolidated financial statement correspond to those of the ultimate parent company at year-end:

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2003	2002	2001
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	98%	64%
Confab Industrial S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	28%
Corporación Tamsa S.A (c).	Mexico	Sale of seamless steel pipe	-	94%	37%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	88%	34%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	88%	34%
DST Japan K.K.	Japan	Marketing of steel products	100%	100%	100%
Empresas Riga S.A.	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	94%	37%
Exiros S.A. (previously Surpoint S.A.) (d)	Uruguay	Procurement services for industrial companies	100%	-	-
Information Systems and Technologies N.V. and subsidiaries	Netherlands	Software development and maintenance	75%	70%	36%
Inmobiliaria Tamsa S.A.	Mexico	Leasing of real estate	100%	94%	37%
Insirger S.A. and subsidiaries (previously Reliant Energy Cayman Holdings, Ltd.) (a)	Argentina	Electric power generation	100%	-	-
Invertub S.A.	Argentina	Holding of investments	100%	100%	-
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	70%	36%
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	86%
Metalmecánica S.A.	Argentina	Manufacturing steel products for oil extraction	100%	99%	79%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	36%
Scrapservice S.A.	Argentina	Processing of scrap	75%	74%	53%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	81%	58%
Siderca International A.p.S.	Denmark	Holding company	100%	99%	71%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	99%	71%
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	97%	55%
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	88%	34%
Sociedad Industrial Puntana S.A. (a)	Argentina	Manufacturing of steel products	100%	-	-
Socominter de Bolivia S.R.L.	Bolivia	Marketing of steel products	100%	100%	100%
Socominter Far East Ltd.	Singapore	Marketing of steel products	-	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Soc. Com. Internacional Ltda.	Chile	Marketing of steel products	100	100%	100%
Tenaris Global Services (Panama) S.A. (previously Socominter Trading Inc.)	Panama	Marketing of steel products	100%	100%	100%
Socover S.A. (c)	México	Sale of seamless steel pipe	-	94%	37%
Tad Chacin C.A (b)	Venezuela	Marketing of steel products	-	-	100%
Tamsider S.A. and subsidiaries	Mexico	Promotion and organization of steel-related companies	100%	94%	37%
Tamtrade S.A.de C.V.	Mexico	Sale of seamless steel pipe	100%	94%	37%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	99%	71%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Autopartes S.A. de C.V. (d)	México	Manufacturing of supplies for the automotive industry	100%	-	-
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	99%	94%	47%
Tenaris Financial Services S.A. (previously Grostar)	Uruguay	Financial Services	100%	0%	0%
Tenaris Global Services S.A. (and predecessors)	Uruguay	Holding of investments	100%	100%	100%
Tenaris Global Services (Canada) Inc. (previously Techintrade Canada Inc.)	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation (previously Siderca Corporation)	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd (previously DST Europe Ltd.)	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services Far East Pte. Ltd. (previously Siderca Pte. Ltd.)	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services Korea (d)	Korea	Marketing of steel products	100%	-	-
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	-
Tenaris Global Services Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris West Africa	United Kingdom	Finishing of steel pipes	100%	98%	-
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	99%	71%
Tubos de Acero de México S.A. de C.V.	Mexico	Manufacturing of seamless steel pipes	100%	94%	37%
Tubos de Acero de Venezuela S.A. (Tavsa)	Venezuela	Manufacturing of seamless steel pipes	70%	66%	26%
Tubular DST Nigeria Ltd.	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A. (d)	Ecuador	Marketing of steel products	100%	-	-

(a)  Acquired during 2003 (See Note 28)
(b)  Liquidated or ceased operations during 2002
(c)  Liquidated during 2003
(d)  Incorporated during 2003

Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

32 Post balance sheet events

On February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.

On February 11, 2004, the fiduciary account arrangement for the subsequent acquisition of minority interests of Tamsa held by Mexican investors described in Note 27 (b) terminated. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and Sidertubes. As a result, at the end of the offer, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million, representative of Tenaris' common stock that Sidertubes had committed to the fund. On February 13, 2004, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

33 Reconciliation of net income and shareholders' equity to US GAAP

(a)  The following is a summary of the significant adjustments to net income for the years ended December 31, 2003, 2002 and 2001 and to shareholders' equity at December 31, 2003 and 2002, which would be required had the consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Year ended December 31,

	2003	2002	2001

Net income in accordance with IFRS	210,308	94,304	81,346
US GAAP adjustments – income (expense)
Purchase accounting difference affecting the acquisition of Tavsa – amortization (Note U(1))	-	4,102	1,465
Purchase accounting difference affecting the acquisition of Amazonia – amortization (Note U(1))	-	-	10,378
Deferred income tax (Note U(2))	(14,599)	26,368	109,882
Equity in investments in associated companies (Note U(3))	-	(561)	(196)
Unrecognized prior service costs (Note U(4))	(392)	(3,149)	(263)
Financial assets' changes in fair value (Note U(7))	(1,611)	(1,527)	-
Goodwill under SFAS 142 (Note U(8))- Amortization	8,764	2,175	-
Cost of exchange offer- Amortization	1,006	-	-
Minority interest in above reconciling items	432	(11,663)	(38,691)

Income (loss) before cumulative effect of accounting changes	203,908	110,049	163,921
Cumulative effect of accounting changes (Note U(7) and Note (S))	-	(17,417)	(1,007)

Net income in accordance with US GAAP	203,908	92,632	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	1,167,230	732,936	710,747
Consolidated combined earnings per share before cumulative effect of accounting changes	0.18	0.15	0.23
Cumulative effect of accounting changes per share	-	(0.02)	(0.00)
Consolidated combined earnings per share in accordance with US GAAP	0.18	0.13	0.23

		December 31,

		2003	2002

Shareholders' equity in accordance with IFRS		1,841,280	1,694,054
US GAAP adjustments – increase (decrease):
Deferred income tax (Note U(2))		66,791	82,371
Unrecognized prior service costs (Note U(4))		2,909	3,344
Goodwill under SFAS 142 –original value (Note U(8))		(21,628)	(21,628)
Goodwill under SFAS 142 – accumulated amortization		14,522	5,561
Cost of the exchange offer –original value (Note U (9))		(15,900)	(14,787)
Cost of the exchange offer – accumulated amortization		1,006	-
Minority interest in above reconciling items		(1,773)	(3,032)

Shareholders' equity in accordance with US GAAP		1,887,207	1,745,883

(b)  Changes in shareholders' equity under US GAAP are as follows:

	Year ended December 31,

	2003	2002

Shareholders' equity at the beginning of the year in accordance with US GAAP	1,745,883	941,926
Net income for the year in accordance with US GAAP	203,908	92,632
Foreign currency translation adjustment	309	(34,267)
Change in ownership of Exchange Companies	-	1,724
Effect of the exchange transactions (Note 27)	50,498	781,631
Financial assets' changes in fair value	1,611	1,527
Dividends paid	(115,002)	(39,290)

Shareholders' equity at the end of the year in accordance with US GAAP	1,887,207	1,745,883

(c)  The following tables present Tenaris' condensed consolidated income statement and cash flow for the year ended December 2001 without consolidating Dalmine (see Note U (6)) reflecting US GAAP adjustments:

Condensed consolidated income statement

Year ended December 31, 2001

Net sales	2,313,162
Cost of sales	(1,551,124)

Gross profit	762,038
Selling, general and administrative expenses	(350,369)
Other operating income (expenses), net	10,345

Operating income	422,014
Financial income (expenses) – net	207
Equity en (losses) earnings of associated companies	(38,272)

Profit (loss) before tax	383,949
Income tax	(104,740)
Minority interest	(115,288)

Net income (loss) before effect of accounting changes	163,921
E ffect of accounting changes	(1,007)

Net income (loss)	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	710,747
Combined earnings per share before cumulative effect of accounting changes	0.23
Cumulative effect of accounting changes per share	(0.00)
Combined earnings per share in accordance with US GAAP	0.23

Condensed consolidated cash flow statement

Year ended December 31, 2001

Net cash provided by operating activities	502,809
Net cash used in investing activities	(252,626)
Net cash provided by (used in) financing activities	(106,328)

Net increase in cash and cash equivalents	143,855

Non-cash financing activity:
Dividends of shares of Siderar	43,195

34 Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Income Taxes

The tax loss carryforwards at December 31, 2003, expire as follows:

Expiration date	Amount

December 31, 2008	230.370
Not subject to expiration	6,951

Total	237,321

See Note 19.

(b) Statement of consolidated comprehensive income under US GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,

	2003	2002	2001

Net income	203,908	92,632	162,914
Other comprehensive income (loss)
Foreign currency translation adjustment	309	(34,267)	(10,043)
Financial assets' changes in fair value (1)	1,611	1,527	-

Total other comprehensive income (loss)	1,920	(32,740)	(10,043)

Comprehensive income	205,828	59,892	152,871

(1) Net of income tax amounting to USD 868 and USD 822 for the years ended December 31, 2003 and 2002, respectively

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment at December 31,

	2003	2002	2001

Balance at the beginning of the period	88,267	122,534	132,577
Adjustment of the period	309	(34,267)	(10,043)

Balance at the end of the period	88,576	88,267	122,534

	Financial assets' changes in fair value at December 31,

	2003	2002	2001

Balance at the beginning of the period	1,527	-	-
Adjustment of the period	1,611	1,527	-

Balance at the end of the period	3,138	1,527	-

(c) Summarized financial information of significant associated companies in accordance with IFRS

Dalmine

Year ended December 31, 2001

Net sales	864,558
Gross profit	169,357
Net ordinary income for the year	1,033
Net (loss) income	(2,584)

As of December 31, 2003 and 2002, Tenaris held 98.6% and 88.0% of Dalmine’s shares, respectively, and as such, Dalmine was consolidated with Tenaris. The average exchange rate for the Euro for the year ended December 31, 2001 was 0.8909.

(d) Adoption of SFAS 142

In June 2001, the FASB issued SFAS No. 142. This statement changes the accounting for goodwill and intangible assets.

Under SFAS No 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS No 142 changes the test for goodwill impairment.

The new impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001.

Goodwill at December 31, 2001 related to the seamless tubes segment in Mexico was approximately USD24,472 million. The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge of USD 17.4 million was recorded for the amount of the impairment. This initial impairment charge is shown in the quantitative reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company's results for the year ended December 31, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

The effect of the adoption of SFAS No. 142 as of January 1, 2002 is summarized in the following table:

	January 1, 2002

	Gross carrying amount	Accumulated amortization	Minority interest	Net carrying amount

Goodwill	30,389	(5,917)	(7,055)	17,417

As required by SFAS No. 142 the results for the prior years have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted at the beginning of the year ended December 31, 2001 is presented below:

Year ended December 31, 2001

(unaudited)
Net income before adoption of SFAS 142	162,914
Add back: Goodwill amortization	2,789

Adjusted net income	165,703

Combined earnings per share	0.23

(e) Amortization of intangible assets –licenses and patents

Estimated amortization expense
For the year ending December 31, 2004	653
For the year ending December 31, 2005	653
For the year ending December 31, 2006	415
For the year ending December 31, 2007	85
For the year ending December 31, 2008	83

(f) Pro-forma financial information (unaudited)

The following unaudited pro forma consolidated financial information presents the adjustments for the exchange transaction accounted for by the purchase method in the year ended December 31, 2002, so as to give pro forma recognition to Siderca, Tamsa and Dalmine results of operations as if they had been acquired on January 1, 2001. The pro forma adjustments give effect to the exchange transaction as if it had taken place on January 1, 2001.

	Year ended December 31, 2002

	US GAAP actual	Pro forma adjustment	Pro forma

Net sales	3,219,384	-	3,219,384
Income before cumulative effect of accounting changes	110,049	113,470	223,519
Net income	92,632	89,216	181,848
Consolidated combined earnings per share before cumulative effect of accounting changes	0.15	-	0.19
Consolidated combined earnings per share in accordance with US GAAP	0.13	-	0.16
Weighted average number of shares outstanding	732,936	-	1,160,701

	Year ended December 31, 2001

	US GAAP actual	Pro forma adjustment	Pro forma

Net sales	2,313,162	861,137	3,174,299
Income before cumulative effect of accounting changes	163,921	94,333	258,254
Net income	162,914	92,931	255,845
Consolidated combined earnings per share before cumulative effect of accounting changes	0.23	-	0.22
Consolidated combined earnings per share in accordance with US GAAP	0.23	-	0.22
Weighted average number of shares outstanding	710,747	-	1,160,701

Pro forma earnings per share was computed considering that the shares issued in connection with the exchange transaction described in Note 27 (a) were issued and outstanding as of January 1, 2001. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s financial position and results of operations that would have occurred if the acquisition in 2002 of Siderca, Tamsa and Dalmine minority interest had occurred on January 1, 2001, nor it is necessarily indicative of the Company’s future results of operations.

(g) Impact of new U.S. GAAP accounting standards not yet adopted

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 will not have a material impact on the Company’s results of operations and financial position.

On December 23, 2003 the FASB issued Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106”. This Statement revises employers’ disclosures about pension plans and other post retirement benefit plans. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefits plans. The required information should be provided separately for pension plans and for other post retirement benefit plans. Disclosure of information about foreign plans is effective for fiscal years ending after June 15, 2004.

Carlos Condorelli Chief Financial Officer

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated combined financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2004

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary